

Mail Stop 4720

July 12, 2016

Via E-mail
Charles N. Funk
President and Chief Executive Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, IA 52240

> **Re:** **MidWestOne Financial Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 24, 2016**
> **File No. 333-212229**

Dear Mr. Funk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index

1. Your Exhibit Index indicates that the Statement of Eligibility on Form T-1, listed as Exhibit 25.1, will be filed by amendment to the registration statement or incorporated by reference pursuant to a report filed under the Exchange Act. Please note that you must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website. Please revise your Exhibit Index accordingly.

Exhibit 5.1

2.   Please have counsel revise enumerated opinion (5) to opine that your Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts. Please also have counsel delete the limitation on reliance in its penultimate paragraph that the opinion "is solely for your benefit…and is not to be relied upon in any manner by any other person for any purpose without [counsel's] prior written consent." For guidance, refer to Section II.B.1.d and Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Emily N. Henkel, Esq.
       Robert M. Fleetwood, Esq.